

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 22, 2015

Via E-mail
Guisheng Liu
Acting Chief Financial Officer
Mecox Lane Limited
Room 302, Qilai Building, No. 889 Yishan Road
Shanghai 200233, People's Republic of China

Re: Mecox Lane Limited
Form 20-F for the Year Ended December 31, 2014
Filed April 29, 2015
File No. 001-34904

Dear Mr. Liu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014
Item 5. Operating and Financial Revenue and Prospects
A. Operating Results
Net Revenues, page 42

1.   It appears you intended to present a tabular disclosure of net revenues by product types but did not do so. In future filings, please disclose here and in Note 16 on page F-31 your net revenues by product type. Refer to ASC 280-10-50-40. Please provide us your proposed disclosures.

<u>Year Ended December 31, 2014 Compared to Year Ended December 31, 2013, page 50</u>

2.   Please revise in future filings to provide a robust discussion of net revenues. In this regard, please describe and quantify the significant factors responsible for the changes in net revenues between periods presented. In addition, please discuss with quantification the extent to which such changes are attributable to changes in prices, changes in the volume or amount of products being sold and/or the introduction of new products. Refer to Item 5.A of Form 20-F. Please provide us your proposed disclosure revisions for 2014 as compared to 2013.

<u>B. Liquidity and Capital Resources</u>
<u>Cash Flows and Working Capital, page 54</u>

3.   You disclose your primary use of cash in the second paragraph. In future filings, please clarify whether the disclosure of your primary use of cash includes the discontinued operations of your A&A business. In addition, please disclose how cash flows related to the discontinued operations of your A&A business are reported in your statements of cash flows. For each period presented, please also separately quantify the cash flows related to discontinued operations included in your operating, investing and financing activities, and describe how the absence of cash flows from discontinued operations is expected to affect your future liquidity and capital resources.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Steve Lo at (202) 551-3394 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining